EXHIBIT 77D
for IDS Tax Exempt Bond Fund, Inc.
series IDS Intermediate Tax-Exempt Fund


At the Board of Directors meetings held on October -7-8, 1998, the following investment policies were eliminated:

     The Fund will not pledge or mortgage its assets beyond 15% of total assets.

     The Fund will not invest more than 5% of its assets in securities whose issuer or grantor of principal and interest has been in operation for less than three years.

     The Fund will not invest more than 5% of its net assets in warrants.

     The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

     The Fund will not purchase securities of an issuer if the
     board members and officers of the Fund and of American Express
     Financial Corporations (AEFC hold   more than a certain
     percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.